RADICA(R) GAMES LIMITED AND HASBRO(R)
                           ANNOUNCE TWO NEW AGREEMENTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
APRIL 26, 1999                                       PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C. W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201



(HONG KONG) Radica Games Limited (NASDAQ RADA) announced today that the Company and the Hasbro Games Group (AMEX HAS) have signed two new agreements. The first, a new original design and manufacturing ("ODM") agreement and the second, a license agreement allowing Radica to continue to sell high end versions of Yahtzee(TM), Connect Four(TM) and Battleship(TM) under its Monte Carlo brand name.

The new ODM agreement is a three-year agreement, which automatically extends to a fourth year unless notice is given prior to the expiration of the third year. The agreement establishes purchasing terms for all product built and designed for Hasbro and guarantees Radica exclusive manufacturing rights for the first two years of production of any new product.

"These agreements are indicative of the continued strong and cooperative relationship between our two companies," said Pat Feely, Radica's Chief Executive Officer.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item
          1. Description of Business -- Risk Factors" in such report on Form 20-F.

Radica is a leading developer, manufacturer and distributor of handheld and table top games with subsidiaries in the U.S.A., Canada and the United Kingdom. Radica USA Limited, headquartered in Dallas, Texas, is a subsidiary of Radica Games Limited (RADICA), a Bermuda company headquartered in Hong Kong (NASDAQ -
RADA).

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